CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400	$9,008,400.00	$1,046.78

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-206013

(To Prospectus dated July 31, 2015,

Prospectus Supplement dated July 31, 2015 and

Product Supplement EQUITY INDICES LIRN-1 dated August 21, 2015)

900,840 Units $10 principal amount per unit Term Sheet No. LIRN-82 CUSIP No. 25190J394	Pricing Date Settlement Date Maturity Date	September 11, 2015 September 18, 2015 September 28, 2018

Leveraged Index Return Notes® Linked to the
JPX-Nikkei Index 400

▪    Maturity of approximately three years

▪    126.50% leveraged upside exposure to increases in the Index

▪    1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪    All payments occur at maturity and are subject to the credit risk of Deutsche Bank AG

▪    No periodic interest payments

▪     Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1, page PS-5 of the prospectus supplement and page 12 of the prospectus.

The initial estimated value of the notes as of the pricing date is $9.706 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

By acquiring the notes, you will be deemed to agree to be bound by any Resolution Measure imposed by our competent resolution authority. See “Consent to Potential Imposition of Resolution Measures” on page TS-3 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$10.000	$9,008,400.00
Underwriting discount	$0.225	$202,689.00
Proceeds, before expenses, to Deutsche Bank	$9.775	$8,805,711.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

September 11, 2015

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Summary

The Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank and to any Resolution Measure (as described herein) imposed by our competent resolution authority. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the JPX-Nikkei Index 400 (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Participation Rate) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below) reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes		Redemption Amount Determination
Issuer:	Deutsche Bank AG, London Branch	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately three years
Market Measure:	JPX-Nikkei Index 400 (Bloomberg symbol: “JPNK400”), a price return index.
Starting Value:	13,282.73
Ending Value:	The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	13,282.73 (100% of the Starting Value).
Participation Rate:	126.50%
Maturity Valuation Period:	September 18, 2018, September 19, 2018, September 20, 2018, September 21, 2018 and September 25, 2018
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES LIRN-1 dated August 21, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006677/crt_dp58453-424b2.pdf

▪	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

▪	Prospectus dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank.

Consent to Potential Imposition of Resolution Measures

Under the German Recovery and Resolution Act, which became effective on January 1, 2015, the notes may be subject to any Resolution Measure by our competent resolution authority under relevant German and/or European law if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. A “Resolution Measure” may include: (i) a write down, including to zero, of any payment (or delivery obligations) on the notes; (ii) a conversion of the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) any other resolution measure, including (but not limited to) a transfer of the notes to another entity, an amendment of the terms and conditions of the notes or the cancellation of the notes. By acquiring the notes, you will be deemed to agree:

•	to be bound by any Resolution Measure,

•	that you would have no claim or other right against us, the trustee and the paying agent arising out of any Resolution Measure, and

•	that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as set forth in the accompanying prospectus dated July 31, 2015.

Please read “Risk Factors” in this term sheet and see the accompanying prospectus for further information.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪    You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪    You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪    You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪    You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪    You are willing to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

▪    You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪    You seek principal repayment or preservation of capital.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪    You are unwilling to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Hypothetical Payout Profile and Examples of
Payments at Maturity

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 126.50% and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 100, the Participation Rate of 126.50% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$0.0000	-100.000%
50.00	-50.00%	$5.0000	-50.000%
60.00	-40.00%	$6.0000	-40.000%
70.00	-30.00%	$7.0000	-30.000%
80.00	-20.00%	$8.0000	-20.000%
90.00	-10.00%	$9.0000	-10.000%
94.00	-6.00%	$9.4000	-6.000%
97.00	-3.00%	$9.7000	-3.000%
100.00(2)(3)	0.00%	$10.0000	0.000%
102.00	2.00%	$10.2530	2.530%
105.00	5.00%	$10.6325	6.325%
110.00	10.00%	$11.2650	12.650%
120.00	20.00%	$12.5300	25.300%
130.00	30.00%	$13.7950	37.950%
140.00	40.00%	$15.0600	50.600%
150.00	50.00%	$16.3250	63.250%
160.00	60.00%	$17.5900	75.900%

(1)	The Redemption Amount per unit is based on the Participation Rate.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 13,282.73, which was the closing level of the Market Measure on the pricing date.

(3)	This is the hypothetical Threshold Value.

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Redemption Amount Calculation Examples

Example 1
The Ending Value is 70.00, or 70.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	70.00
		Redemption Amount per unit

Example 2
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	150.00
		= $16.325 Redemption Amount per unit

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1, page PS-5 of the prospectus supplement and page 12 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes may become subordinated to the claims of other creditors, be written down to zero, be converted into equity or other instruments or become subject to other Resolution Measures. You may lose some or all of your investment if any such measure becomes applicable to us. The imposition of any Resolution Measure does not constitute a default or an event of default under the notes, the senior indenture or for the purpose of the Trust Indenture Act of 1939 or give you any other right to accelerate or terminate the notes. You may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure. Please see “Consent to Potential Imposition of Resolution Measures” in this term sheet and the risk factors under the heading “Securities May Be Subject to Resolution Measures” on page 12 of the accompanying prospectus for more information.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪	Our internal pricing models consider relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪	The public offering price you pay for the notes exceeds the initial estimated value. The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-12. These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the level of the Index, will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you. Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in Japan. In addition, although you will not obtain the benefit of any increase in the value of the yen against the U.S. dollar which you would have received if you had owned the securities in the Index during the term of your notes, the value of the notes may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Additional Risk Factors

There are uncertainties regarding the Index because of its extremely limited performance history

The Index was first published on January 6, 2014. Accordingly, there is extremely limited trading history available for the Index upon which you can evaluate its prior performance, and it may perform in unexpected ways. Because the Index's past historical performance is extremely limited, your investment in the notes may involve a greater risk than investing in securities linked to an index with an established record of performance. A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the methodology that the Index uses to select its components, as described below under “The Index.” The historical Index levels should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any given date.

There is no assurance that the investment view implicit in the Index will be successful.

The Index constituents will be selected from time to time during the term of the notes in the manner described in “The Index—Constituent Selection.” The criteria used for selecting the Index stocks may not result in stocks that outperform Japanese stocks generally, or the stocks that may be included in other indices that track Japanese securities markets. Although the Index stocks may satisfy the quantitative and qualitative criteria of the Index at the time they are selected, there can be no assurance that they will continue to do so thereafter, which may reduce the level of the Index. There can be no assurance that the future performance of the Index will result in your receiving an amount greater than or equal to the principal amount of your notes. The performance of the Index may be worse than the performance of the equity markets generally or the Japanese equity markets in particular.

Other Terms of the Notes

The following definition shall supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Tokyo Stock Exchange (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by the Japan Exchange Group, Inc. (“JPX”), Tokyo Stock Exchange, Inc. (“TSE,” and together with JPX, the “JPX Group”) and Nikkei Inc. (“Nikkei,” and together with the JPX Group, the “Index sponsor”). The Index was developed by the Index sponsor and is calculated, maintained and published by the Index sponsor. The Index sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNS – Discontinuance of an Index” on page PS-23 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is composed of 400 Japanese common stocks listed on the TSE First Section, Second Section, Mothers (Market Of The High-growth and EmeRging Stocks) or JASDAQ market. Constituents are selected by the Index sponsor based on market capitalization, trading value, return on equity and other factors.

Publication of the Index began on January 6, 2014, based on an initial index value of 10,000 on August 30, 2013.

The Index is calculated in both price return and total return versions and is calculated in yen. The notes are linked to the price return version of the Index, which means that the level of the Index will not include any dividends paid on the stocks included in the Index.

Constituent Selection

The stocks composing the Index are reviewed annually based on the selection criteria applied as of the base selection date. The initial base selection date for the Index was June 28, 2013. For subsequent annual reviews, the base selection date will be the final business day of June of each year. The calculation of the Index using the new constituents will begin on the final business day of August.  The selection process and criteria are as follows:

(1) In order to be eligible for the Index, a stock must be a common stock whose main market is the TSE First Section, Second Section, Mothers or JASDAQ market as of the base selection date. Issues other than common stocks may be treated as eligible for inclusion in the Index if they are regarded as equivalent to common stocks and their inclusion is deemed necessary by the Index sponsor. Stocks are excluded from selection if they fall under any of the following criteria:

•	listed for less than three years;

•	the company’s liabilities are in excess of its assets during any of the past three fiscal years;

•	the company has an operating loss in each of the past three fiscal years;

•	the company has a net loss in each of the past three fiscal years;

•	the company’s financials have disclosed doubt regarding its ability to continue as a going concern;

•	disclosure of insufficient internal controls;

•	the stock has been designated as a security to be delisted or security on alert; or

•	certain listing violations have occurred over the past year.

(2) To construct the Index, the top 1,000 issues are selected in descending order from the 1,200 eligible issues which have the highest trading values in the three years from the base selection date, which are among the 1,200 eligible issues with the highest market capitalization. Where the number of issues selected does not reach 1,000, the remaining issues shall be selected on the basis of market capitalization from the 1,200 eligible issues with the highest trading value in the three years from the base selection date.

(3)  Each stock is scored by (a) three-year average return on equity (weighted 40%), (b) three-year cumulative operating profit (weighted 40%) and (c) market capitalization on the base selection date (weighted 20%).

(4)  400 stocks are selected by the final ranking with the scores calculated above in (3) and the qualitative scores determined as of the base selection date using the following criteria: the appointment of at least two independent outside directors, releasing the most recent earnings report according to international financial reporting standards and the release of English language earnings information via TDnet. The final score for each stock equals the sum of the score calculated above in (3) plus the score from the qualitative factors. Stocks are ranked from highest to lowest based on their final scores, with the exception that stocks with negative three-year average return on equity and whose most recent return on equity are negative or that have negative three-year cumulative operating profit shall be ranked lowest. In the event of a tie in final scores, the stock with the higher market capitalization is ranked higher. The top 400 stocks based on their rankings are selected for inclusion in the Index.

Index Calculation

The Index is calculated using free float adjusted market value weighting and is denominated in points (as a decimal figure) rounded to the second decimal place. The Index is calculated by dividing the current free float adjusted market value (the “Current Market Value”) by the market value on the base date (the “Base Market Value”). The market value is the sum of the number of shares of each constituent multiplied by that constituent’s stock price.

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

The calculation of the Index can be represented by the following formula:

Index	=	Current Market Value	×	Base Point
Base Market Value

The number of shares of each constituent is determined by multiplying the total number of listed shares by the free float weight ratio following cap-adjustment. The weight of each constituent is capped at 1.5%, and if any constituent exceeds that weight, it is adjusted downwards at the time of the annual review. The free float weight is the percentage of listed shares deemed to be available for trading in the market. The free float weight is determined by excluding the estimated number of listed shares that are deemed not to be available for trading in the market, using publicly available documents. Among the shares that are treated as non-free float shares are, among others, shares held by specified types of major shareholders and shares held by board members and other representatives. The free float weights are reviewed annually for each index constituent, with the announcement and effective date for each index constituent occurring on a quarterly basis, depending upon the relevant company’s earnings release schedule. In addition to this annual review, the Index sponsor may also adjust a company’s free float weight to reflect extraordinary events.

In order to maintain continuity, the Base Market Value is adjusted from time as a result of an increase or decrease in constituent issues, capital raising or similar events other than market fluctuations. Such events include, but are not limited to: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants or mergers, acquisitions, consolidations, company splits or other similar changes in corporate structure.

The following graph shows the daily historical performance of the Index in the period from January 2014 through September 11, 2015. The Index was first published on January 6, 2014 and only limited historical information exists with respect to the Index. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 13,282.73.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The Index, which is calculated by a method independently developed by Nikkei, is a copyrightable work. Nikkei owns the copyright and any other intellectual property rights in the Index, and the method for calculating the Index and the like.

All ownership of trademarks and any other intellectual property rights with respect to marks representing “Nikkei Inc.," "Nikkei," and the Index belongs to Nikkei.

Nikkei is not obliged to continuously publish the Index, nor is it liable for any error or delay in, or discontinuation of the publication thereof.

Nikkei owns the right to change the content of the Index, such as the calculation method thereof, and the right to suspend the publication thereof.

Nikkei does not give any warranty, nor is it responsible for any and all financial instruments and the like, which are based on, or otherwise refer to, the Index.

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 principal amount per unit. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-18 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®	TS-12

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this term sheet have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated July 31, 2015, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated July 31, 2015, which has been filed as an exhibit to the registration statement referred to above.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to the JPX-Nikkei Index 400, due September 28, 2018

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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